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                                                                    Exhibit b(2)


                     AMENDMENT TO THE BY-LAWS OF THE TRUST

         Pursuant to Section 13 of the By-Laws of the Trust, the Board of Trustees, by affirmative vote of a majority thereof, shall have the right to amend or repeal, in whole or in part, the By-Laws at any meeting of the Board of Trustees, or by one or more writings signed by such majority.

         Pursuant to this Section 13, as of October 14, 1999, a majority of the Trust's Board of Trustees amend, by Unanimous Written Consent, Section 2.4 to read as follows:

Place of Meetings. All meetings of the shareholders shall be held at a place within the United States, as shall be designated by the Trustees or the President of the Trust.